UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
563771203
(CUSIP Number of Common Stock)

Erin Barta, Esq.
General Counsel and Corporate Secretary
1410 Lakeside Parkway, Suite 200
Flower Mound, Texas 75028
(972) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-2783

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$16,000,000	$1,992 ***

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $16 million in value of shares of the common stock, par value $0.0001 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

***	Amount Previously Paid: $1,992 Form or Registration No.: Schedule TO-I Date Filed: May 18, 2018

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐    third-party tender offer subject to Rule 14d-1.

     ☒    issuer tender offer subject to Rule 13e-4.

     ☐    going-private transaction subject to Rule 13e-3.

     ☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

     ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     ☐    Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Mannatech, Incorporated, a Texas corporation (“Mannatech” or the “Company”), on May 18, 2018, as amended and supplemented on May 25, 2018, in connection with the Company’s offer to purchase, up to $16 million in value of shares of its common stock, par value $0.0001 per share (the “Shares”), at a price not greater than $21.00 nor less than $18.50 per Share, to each seller in cash, less any applicable withholding taxes and without interest.
Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, dated May 18, 2018, and the related Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION

Item 11 is hereby amended and supplemented as follows:

On June 18, 2018, the Company issued a press release announcing the preliminary results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of Friday, June 15, 2018. A copy of such press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)*	Offer to Purchase, dated May 18, 2018.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release, dated May 17, 2018, titled "Mannatech Announces Intent to Commence a Cash Tender Offer to Purchase up to $16 Million of its Common Stock."

(a)(5)(ii)*	Email to Associates, dated May 17, 2018, titled "Mannatech Announces Intent to Commence a Cash Tender Offer for up to $16 Million of its Common Stock."

(a)(5)(iii)*	Press Release, dated May 18, 2018, titled "Mannatech Commences Cash Tender Offer to Purchase up to $16 Million of its Common Stock."

(a)(5)(iv)*	Email to Employees, dated May 25, 2018, titled "Email Communication to Employees of Mannatech, Incorporated."

(a)(5)(v)**	Press Release, dated June 18, 2018, titled "Mannatech Announces Preliminary Results of Tender Offer."

(b)	Not applicable.

(d)(1)*	Mannatech, Incorporated 2017 Stock Incentive Plan. (Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(2)*	Form of Performance Stock Unit Award Agreement. (Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(3)*	Form of Stock Option Award Agreement. (Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(4)*	Form of Restricted Stock Unit Award Agreement. (Filed as Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(5)*	Form of Stock Appreciation Rights Award Agreement. (Filed as Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(6)*	Form of Restricted Stock Award Agreement. (Filed as Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(7)*	Form of Performance Stock Award Agreement. (Filed as Exhibit 10.7 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(8)*	Mannatech, Incorporated 2008 Stock Incentive Plan, as amended. (Filed as Exhibit 4.4 to Form S-8, filed on July 14, 2014 and incorporated herein by reference).

(d)(9)*	Form of Stock Award Certificate. (Filed as Exhibit 10.3 to Form S-8, filed on August 26, 2008 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED

Dated: June 18, 2018	By:	/s/ Alfredo Bala
Alfredo Bala
Chief Executive Officer
(principal executive officer)

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